Exhibit 99.1

Alterity to present at the 7th International Congress of

Multiple System Atrophy

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 26th February 2021: Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), will present at the upcoming 7th International Congress of Multiple System Atrophy (MSA2021), to be held in a virtual format from February 26-27, 2021.

The event is a world leading conference on Multiple System Atrophy (MSA), a rapidly progressive and debilitating neurodegenerative disease without approved treatment. MSA is characterized by motor symptoms similar to those in Parkinson’s disease and autonomic failure that manifests as impaired ability to maintain normal blood pressure, bowel and bladder function. MSA2021 promotes international collaboration and the acceleration of research for MSA treatments. With the event being postponed in 2020 due to COVID-19, this year’s congress will be held in a live and on-demand virtual format.

Alterity’s presentation will be featured as part of the Congress’ poster presentations, available online for attendees to access on demand.

Alterity will be presenting further information on ATH434, its lead development candidate for the treatment of MSA. The new results to be presented include data on blood pressure following change in body position, which demonstrate that ATH434 does not lower blood pressure when subjects move to the standing position. This is an important safety finding considering impaired maintenance of blood pressure is a cardinal problem in MSA, thus extending the cardiac and overall safety profile previously presented.

As part of its Phase 2 program, Alterity is also undertaking a natural history study in collaboration with Vanderbilt University Medical Center, the results of which will inform the design of the treatment study targeted to start in 2H ’21 .

Commenting on the Company’s participation in this year’s congress, Alterity Therapeutics CEO Dr David Stamler remarked that “This scientific meeting includes the leading MSA researchers from around the globe, and Alterity is eager to share the emerging clinical data as we advance our Phase 2 program”.

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Authorisation & Additional information

This announcement was authorised by David Stamler, CEO of Alterity Therapeutics Limited.

Contact:

Investor Relations

Greig King, WE Communications
E: WE-AUAlterity@we-worldwide.com

Tp: +61 452 041 261

About Alterity Therapeutics Limited and ATH434

Alterity’s lead candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by redistributing labile iron in the brain. In this way, it has potential to treat Parkinson’s disease and atypical forms of Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

For further information please visit the Company’s website at www.alteritytherapeutics.com.

About Multiple System Atrophy

Multiple System Atrophy (MSA) is a rare and rapidly progressive neurological disorder affecting adults. It has no known cause. In addition to presenting with motor symptoms like those in Parkinson’s disease, individuals with MSA may also experience loss of ability to coordinate voluntary movements and impaired regulation of involuntary body functions such as blood pressure, bowel and bladder control. Most of these symptoms are not addressed by available drugs for patients with Parkinson’s disease. As the condition progresses, daily activities become increasingly difficult and complications such as increased difficulty swallowing, vocal cord paralysis, progressive immobility, and poor balance become more prominent. Symptoms tend to appear after age 50 and rapidly advance, leading to profound disability.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434 (formerly PBT434), and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.